January 22, 2021

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549

Re: EntrepreneurShares Series Trust, File Nos. 333-168040 and 811-22436

Dear Sir or Madam:

On behalf of EntrepreneurShares Series Trust, a registered investment company (the “Trust”), we hereby submit via electronic filing Post-Effective Amendment No. 41 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to update the principal investment strategy of the ERShares Entrepreneur 30 ETF and ERShares Non-US Small Cap ETF to reflect an active, rather than passive, management style.

If you have any questions, please contact me at (614) 469-3345.

Very truly yours,

/s/ Joshua Hinderliter

Joshua Hinderliter

Joshua.Hinderliter@ThompsonHine.com Direct: 614.469.3345